Clinger & Co., Inc.
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2015

Revenues	
Commissions	$ 53,947
Total Revenue	$ 67,677
Operating Expenses	
Auto Expense	5,542
Commissions	7,473
Contract Labor	551
Dues and Subscriptions	5,044
Insurance Expense	17,106
Office Expense	8,529
Professional Fees	2,000
Telephone and Internet	4,408
Travel and Entertainment	1,520
Other	1,702
Total Operating Expenses	$ 53,875
Other Income	
Net Unrealized Loss on Investments	(2,860)
Interest and Dividend Income	-
Total Other Income	(2,860)
Income	(2,788)
Tax Provision	-
Net Income	$ (2,788)

The accompanying notes are an integral part of these financial statements.